

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 17, 2006

VIA U.S. Mail and Facsimile to 972-994-0369
Mr. Michael J. Mauceli
Reef Oil & Gas Partners, GP, LLC
1901 N. Central Expressway, Suite 300
Richardson, TX 75080-3610

> **Re:** **Reef Global Energy IV, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 333-93399-04**

Dear Mr. Mauceli:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005
Item 9A – Controls and Procedures, page 15

1.  Since you indicate that the managing general partner's system of controls and procedures are designed at a reasonable assurance level, please indicate in you conclusion that the controls and procedures were effective at a reasonable assurance level.

2.  Please revise to disclose <u>any</u> changes in the system of internal controls over financial reporting that could have a material affect as required by Item 308(c) of Regulation S-K.

Engineering Comments

Risk Factors, page 5

3.      Include a risk factor describing your dependence on third party facilities for the production, processing and transportation of your production and how this recently affected the results of your Gulf Coast properties.

Properties, page 9

4.      Please revise to present the information required by Items 2 through 8 of Industry Guide 2 in tabular form including, but is not limited to, gross and net undeveloped and developed acreage, gross and net productive oil and gas wells, drilling activity, current activities and oil and gas production for the periods specified.

Supplemental Information on Oil & Gas Exploration and Production Activities, page 14
Standardized Measure of Discounted Cash Flows, page 16

5.      Please provide us with the supporting detail for how you arrived at the future cash inflows in the Standardized Measure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gabrielle Malits at (202) 551-3702 if you have questions regarding comments on the financial statements and related matters.  You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill Davis
Branch Chief